February 10, 2006
BY HAND DELIVERY AND EDGAR
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation Amendment No. 1 to Form S-3 Filed November 22, 2005 File No. 333-129029
Dear Mr. Shuman:
                                      On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated December 14, 2005 relating to your review of the above filing. Concurrently with the submission of this letter, ACE*COMM has filed an amendment to its resale registration statement (the “Amended Registration Statement”) and provided supplementally to the Staff courtesy copies of the Amended Registration Statement, marked to show changes from the version currently on file with the Commission.
                                      ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
General
1.	Comments, if any, regarding the financial statements and related disclosure in your Form 10-K/A for the fiscal year ended June 30, 2005, will be provided under separate cover.
Response: ACE*COMM submitted a separate letter in response to the Staff’s comments to its financial statements and related disclosure on February 6, 2006.
Form S-3/A
Cover Page

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

2.	On November 16, 2005, you filed a registration statement on Form S-3 (file no. 333-129731) relating to the resale of up to 17% of your outstanding shares to be sold by the selling stockholders named in that prospectus. Revise this prospectus to include a brief description on the concurrent offering. Reference to the concurrent offering also should be made on the prospectus cover page.
Response: ACE*COMM has added some disclosure, including a reference on the cover page, to the other shares recently registered ACE*COMM.
Selling Stockholder, page 4
3.	Please refer to prior comment 4 from our letter dated November 10, 2005. You provide some information about the share issuance to Service Level Corporation. However, this description does not provide all material terms of the issuance transaction. For example, we note the $1.1 million valuation of the license received, which is based on stock issued of $791 thousand, $300 thousand paid in cash and $50,000 to be paid in one year. We further note that the stock value is based on the weighted average for the two days prior and two days subsequent to the measurement date of August 17, 2005. This appears to be inconsistent with your disclosure on page 4 of the prospectus, where you disclose that “$750,000 [of the $1.1 million purchase price] was paid in ACE*COMM stock.” Revise to provide consistent disclosure. Item 507 of Regulation S-K requires disclosure relating to the nature of any material relationship between you and Service Level Corporation within the past three years. The transaction through which the shares being offered on behalf of this selling stockholder is a material relationship for the purpose of the distribution associated with this offering. Accordingly, we continue to believe that you should expand the filing to describe all material terms of the Software License and Support Agreement, including the date upon which the 325,625 shares were actually issued to Service Level Corporation, the value of those shares on the date of issuance, the amount of any cash payments made or owned to Service Level Corporation and any material conditions to the payment of any further consideration. You should also provide an explanation as to the reasons for the lapse of time between entry into the agreement and the share issuance.
Response: ACE*COMM has added disclosure to the Amended Registration Statement in response to the Staff’s request.
4.	Furthermore, we are unable to concur with your analysis that the Software License and Support Agreement should not be filed as an exhibit to this registration statement. In you response, you state that the number of shares issued in connection with this acquisition is approximately 2% of your outstanding capital stock. However, the total purchase price appears to be greater than 8% of your total

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

assets as of June 30, 2005, the quarter in which you entered into the agreement. Your response also states that you are not materially dependent on this agreement, but provides no factual support for such conclusion. Given that the total consideration paid was greater than 5% of your total assets, it would appear that this is an acquisition of technology rights that are material to your business. Revise to provide a materially complete description of the software received under this agreement and all material terms relating to the use of such software, under the non-exclusive, perpetual license. You should also describe the role of the licensed technology to your product line, including the significance of products employing the new technology to you.
Response: ACE*COMM continues to believe that the transaction is not material to ACE*COMM and that it is not obligated to file the Software License and Support Agreement as an exhibit to this registration statement under paragraph 10 of Item 601 of Regulation S-K for the reasons set forth below. However, given ACE*COMM’s desire to conclude the review process on this registration statement and since ACE*COMM really has no objection to including the language requested by the Staff’s comment, ACE*COMM has added the disclosure to the Amended Registration Statement requested by the Staff and filed the Software License and Support Agreement as an exhibit to the Amended Registration Statement.
First, ACE*COMM notes that the Software License and Support Agreement involves the licensing of a single piece of software, a rating engine. ACE*COMM licenses other software in the ordinary course of its business, including from Oracle and other vendors. It does not view the licensing of software from outside vendors as unusual, and the only features of the Software License and Support Agreement that are significantly different from previous licenses are the size of the upfront cost of the license and the use of ACE*COMM shares for a large part of the purchase price. ACE*COMM therefore regards the software license as a contract entered into in the ordinary course of its business.
Second, ACE*COMM already has three rating engines which it developed internally and which it deploys currently with its product line. The software acquired under the Software License and Support Agreement has more advanced capabilities than ACE*COMM’s existing products, and ACE*COMM made the business decision that it would benefit its business to purchase this more advance software rather than taking the time to develop it in house. ACE*COMM nevertheless believes it could have developed equivalent software, and in any event there are other rating engines available for license from vendors other than Service Level Corporation. In addition, while ACE*COMM has integrated the software into its product line and is selling or seeking to sell its capabilities to customers as part of ACE*COMM’s overall software product suite, ACE*COMM does not believe this product will account for a major part of ACE*COMM’s product or service revenues going forward. For these reasons, ACE*COMM does not believe it is substantially dependent on this contract.

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

With regard to the percentage of asset value cited by the Staff, ACE*COMM notes first that the 8% figure is considerably below the 15% figure for the acquisition of assets cited in paragraph 10 of Item 601 of Regulation S-K. Further, ACE*COMM notes that as a software company it does not have a lot of hard assets on its balance sheet, and the use of a test that compares the purchase price of the license to the assets of the company produces a much higher percentage number than would comparing the stock portion of the purchase price to the outstanding stock of the company and the asset portion of the purchase price to the assets of the company. The stock issued as part of the purchase price represents only about 2% of ACE*COMM’s outstanding capital stock, and the cash component represents about 2% of ACE*COMM’s total assets. ACE*COMM therefore submits that the size of the license fee does not make the transaction material under paragraph 10 of Item 601 of Regulation S-K, particularly when the use of stock is taken into account.
Incorporation of Certain Documents by Reference, page 6
5.	Revise to also incorporate by reference your Form 10-K for the fiscal year ended June 30, 2005, filed on August 31, 2005, as well as the amendment to your Form 10-K filed on September 28, 2005.
Response: The Company has revised the disclosure in the Amended Registration Statement to provide the information requested by the Staff.
Exhibit 5.1
6.	We note the disclosure that this opinion speaks as of the date thereof (i.e., October 14, 2005). Please note that your legal opinion must speak as of a date reasonably close to the date of effectiveness. In this regard, please revise to delete this qualification from the opinion or confirm that a newly dated opinion will be filed prior to requesting acceleration of the effectiveness of this registration statement.
Response: A newly dated opinion has been filed with the Amended Registration Statement.
7.	We note that the legal opinion assumes “the receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors referred to in Paragraph 4 above.” Your assumption as to this factual matter should be eliminated, as the opinion appears to be conditioned upon a factual matter that may be readily ascertained. We would not object if counsel indicates that it relied upon an officer’s certificate with respect to facts necessary for its opinion. Please revise.

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

Response: The newly dated opinion filed with the Amended Registration Statement makes the changes requested by the Staff.
*    *    *    *    *
                                      Your attention to this response is greatly appreciated. Should you have any questions concerning the above responses or the Amended Registration Statement, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar Frank A. Bacelli